                                                                                                Exhibit 99.1

India's Largest Travel Agent Order 100 Volvo Coaches

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 14, 2005--Raj Travels, India's largest travel agent has placed an order for 100 Volvo coaches with Volvo Buses. It is the biggest order so far for Volvo Buses in India.
22 Volvo B7R intercity coaches have already been delivered to the customer and are in operation from Mumbai to various destinations in the Western part of India. Another 25 coaches will be added by Jan 2006 and the rest in following months.
"Volvo Buses have been at the centre of many of the changes we see in our industry today", says Akash Passey, Vice President, Volvo Buses, South Asia.
"The expansion of the AC luxury coach market, building corporate brands for state transport service, increased passenger expectations and a range of technological & conceptual changes in the product and the way we experience bus travel in the country.
We are pleased to see Raj Travels relying on our coaches with an aim to go one step further in providing higher value to their customers."
Raj Travel aims to finally employ these Volvo B7R intercity coaches in a country-wide operation, covering key destinations in the country. The customer is positioning their transport services as a premium transport service - complementing Volvo Buses with a slew of conveniences, including on-line ticketing, individual earphones, free blankets, and special waiting lounge for passengers. The customer will also integrate his Volvo Bus operations into his total travel package for international tourists visiting India.
Lalit Sheth, Chairman & Managing Director, Raj Travels & Tours Limited comments:
"We clearly believe that the customer should get the best value for money and must enjoy and experience everything of whichever destination he/she is travelling to.
With Raj Travels, the Volvo coaches are not going to be just another luxury coach trip. It will be backed through an assurance of punctuality, reliability and a very high focus on customer satisfaction. And we have all the technology, conveniences and concepts in place to ensure it."
Volvo Buses in India today touch almost every key destination in the country and is a ticket brand. Customers in the country include various private, state and corporate customers. The Volvo B7R Chassis is produced at Volvo factory in Hoskote, near Bangalore.

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CONTACT: Volvo
Akash Passey, +91 98451 71949
or
Per-Martin Johansson, +46 31 322 52 00
Press Officer
per-martin.johansson@volvo.com